UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*                                                             *


Optex Systems Holdings, Inc.
(Name of Issuer)


Common Stock, par value $0.001 per share
(Title of Class of Securities)


68384X209
(CUSIP Number)


January 2, 2022
(Date of Event Which Requires Filing of this Statement)


       Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)

[_]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

__________
       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
       The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
68384X209


1. NAME OF REPORTING PERSONS

Galileo Partners, LLC



2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)  [_]
(b)  [X]



3.SEC USE ONLY




4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware



NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
  5. SOLE VOTING POWER
  423,300

  6. SHARED VOTING POWER
  0

  7. SOLE DISPOSITIVE POWER
  423,300

  8. SHARED DISPOSITIVE POWER
  0



9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

423,300



10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS)

[_]



11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0



12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN


CUSIP No.
68384X209


Item 1.
  (a). Name of Issuer:
  Optex Systems Holdings, Inc.


  (b). Address of issuer's principal executive offices:
  1420 Presidential Drive,
  Richardson, TX 75081


Item 2.
  (a). Name of person filing:
  Galileo Partners, LLC

  (b). Address or principal business office or, if none, residence:
  Galileo Partners, LLC
  1033 Gayley Ave, Ste 204
  Los Angeles, CA  90024

  (c). Citizenship:
  Delaware

  (d). Title of class of securities:
  Common Stock, par value $0.001 per share

  (e). CUSIP No.:
  68384X209


Item 3. If This Statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a
 (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).


 (b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


 (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).


 (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).


 (e)  [_]  An investment adviser in accordance with
           Section 240.13d-1(b)(1)(ii)(E);


 (f)  [_]  An employee benefit plan or endowment fund in accordance with
           Section 240.13d-1(b)(1)(ii)(F);


 (g)  [_]  A parent holding company or control person in accordance with
           Section 240.13d-1(b)(1)(ii)(G);



 (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);


 (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


 (j)  [_]  A non-U.S. institution in accordance with
           Section 240.13d-1(b)(1)(ii)(J);


 (k) [_] Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with
           Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution:



Item 4. Ownership. Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

 (a) Amount beneficially owned:
 423,300

 (b) Percent of class:
 5.0

 (c) Number of shares as to which the person has:
   (i) Sole power to vote or to direct the vote
   1423,300

   (ii) Shared power to vote or to direct the vote
   0

   (iii) Sole power to dispose or to direct the disposition of
   423,300

   (iv) Shared power to dispose or to direct the disposition of
   0

 As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Galileo Partners, LLC (the Filer) beneficially owns 423,300 shares of the Issuer's common stock (Common Stock), representing approximately 5.0% of such class of shares based upon the total of 8,429,406 shares reported as outstanding by the Issuer in its quarterly report on Form 10-Q for the quarter ended January 2, 2022.


Item 5. Ownership of Five Percent or Less of a Class.
  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].


Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

 Not applicable



Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

 Not applicable



Item 8. Identification and Classification of Members of the Group.

 Not applicable



Item 9. Notice of Dissolution of Group.

 Not applicable



Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under s.240.14a-11.



SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2022
(Date)





Galileo Partners, LLC
By: /s/  Howard Deshong
Name:    Howard Deshong
Title:   Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).